SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Bill Barrett Corporation

(Name of Subject Company (issuer) and Filing Person (issuer))

5% Convertible Senior Notes due 2028

(Title of Class of Securities)

06846NAA2

(CUSIP Number of Class of Securities)

Kenneth A. Wonstolen

Senior Vice President – General Counsel and Secretary

Bill Barrett Corporation

1099 18th Street, Suite 2300

Denver, Colorado 80202

303-293-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John Elofson

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Telephone: 303-892-9400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$25,344,000	$ 2,944.97

*	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 5.00% Convertible Senior Notes due 2028, as described herein, is $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any. As of February 19, 2015, there was $25,344,000 aggregate principal amount outstanding, on which interest in the aggregate amount of $17,600 will be accrued and unpaid on the date of purchase, resulting in an aggregate purchase price of $25,361,600.
**	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Bill Barrett Corporation, a Delaware corporation (the “Company”), and relates to the Company’s offer to purchase the 5% Convertible Senior Notes due 2028 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated February 19, 2015 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Notes were issued pursuant to the Indenture dated as of March 12, 2008 between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of March 12, 2008 between the Company and the Trustee, the Second Supplemental Indenture dated as of July 8, 2009 among the Company, the subsidiary guarantors named therein and the Trustee and the Third Supplemental Indenture dated as of August 3, 2011 among the Company, the subsidiary guarantors named therein and the Trustee (as so supplemented, the “Indenture”). The Notes are convertible in certain circumstances into cash and a number of shares of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these conditions have not been satisfied. The current conversion rate of the Notes is 15.0761, equivalent to a conversion price per share of approximately $66.33. This conversion rate is subject to adjustment upon the occurrence of certain corporate events.

The right of holders to surrender their Notes for purchase by the Company (which we refer to as the “Offer”) will expire at 5:00 p.m., New York City time, on March 19, 2015. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Offer Materials. The Notes are convertible into shares of the Company. The Company maintains its principal executive offices at 1099 18th Street, Suite 2300, Denver, Colorado 80202. The Company’s telephone number at that address is 303-293-9100. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)	Not applicable.

(b)	Not applicable.

Item 12.	Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Bill Barrett Corporation 5% Convertible Senior Notes due 2028, dated February 19, 2015.
(a)(1)(B)	—	Form of Purchase Notice.
(a)(1)(C)	—	Press Release dated February 19, 2015.
(b) (d)(1)	—

Not applicable.

Indenture, dated as of March 12, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on March 12, 2008).

(d)(2)	—	First Supplemental Indenture, dated as of March 12, 2008, between the Company and the Trustee (including form of 5% Convertible Senior Notes due 2028) (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Commission on March 12, 2008).
(d)(3)	—	Second Supplemental Indenture, dated as of July 8, 2009, among the Company, the subsidiary guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 8, 2009).

(d)(4)	—	Third Supplemental Indenture, dated as of August 3, 2011, among the Company, the subsidiary guarantors named therein and the Trustee (incorporated by reference to Exhibit 99.(d)(4) to the Company’s Schedule TO filed with the Commission on February 21, 2012).
(d)(5)	—	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated March 5, 2008 to the prospectus dated January 30, 2006 and under the caption “Description of Debt Securities” in that prospectus, filed with the SEC on January 30, 2006 under Rule 424(b)(5) of the Securities Act of 1933 (Registration No. 333-131385).
(g)	—	Not applicable.
(h)	—	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2015

BILL BARRETT CORPORATION

By:	/s/ Kenneth A. Wonstolen
Kenneth A. Wonstolen Senior Vice President — General Counsel and Secretary